

January 12, 2012

Via e-mail
Mr. Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

   Re: Morningstar, Inc.
     Form 10-K for the year ended December 31, 2010
     Filed February 28, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed April 7, 2011
     File No. 0-51280

Dear Mr. Cooley:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash

            John Cash
            Branch Chief